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June 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. John M. Ganley

Re:	KKR Credit Opportunities Portfolio (File Nos. 333-233709 and 811-23474)

Dear Mr. Ganley:

This letter responds to comments that you conveyed to me via telephone on June 1, 2020, in connection with your review of Post-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) for KKR Credit Opportunities Portfolio (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on April 10, 2020, pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

PROSPECTUS

1.

Comment: The “Expense Limitation and Reimbursement Agreement” Section of the Prospectus Summary states, “The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.40% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within the 36-month period after the Adviser bears the expense; provided, however, that the Adviser is entitled to recapture a Specified Expense in the same year it is incurred. Please clarify the phrase “provided, however, that the Adviser is entitled to recapture a Specified Expense in the same year it is incurred.”

Response: The Fund has removed the above-referenced phrase from the disclosure.

2.	Comment: Please add risk disclosure concerning the market disruptions caused by the COVID-19 pandemic and the pandemic’s impact on specific asset classes in which the Fund invests.

Response: The Fund has revised the prospectus in response to the Staff’s comment as follows (new language underlined).

Investment and Market Risk. An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the his or her investment objectives and personal situation and (ii) consider factors such as his or her personal net worth, income, age, risk tolerance and liquidity needs. An investment in Shares represents an indirect investment in the portfolio of loans and fixed-income instruments, short positions and other securities and derivative instruments owned by the Fund, and the value of these securities and instruments will fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in Shares could be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of Shareholders to reinvest dividends. The Fund will also use leverage, which would magnify the Fund’s investment, market and certain other risks.

The Fund will be materially affected by market, economic and political conditions and events, such as natural disasters, epidemics and pandemics, globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. For example, the disease caused by a novel strain of coronavirus (“COVID-19”) has adversely impacted, and any future outbreaks could adversely impact, the markets and economy in general, including the companies in which the Fund invests, and could harm Fund performance. Epidemics and pandemics, such as the COVID-19 outbreak, have and may further result in, among other things, travel restrictions, closure of international borders, certain businesses and securities markets, restrictions on securities trading activities, quarantines, supply chain disruptions and reduced consumer demand, as well as general concern and uncertainty. The COVID-19 outbreak has had, and will continue to have, a material adverse impact on the global economy, including the U.S. economy, as cross border commercial activity and market sentiment have been negatively impacted by the outbreak and government and other measures seeking to contain its spread. Market, economic and political conditions and events are outside the Adviser’s control and could adversely affect the liquidity and value of the Fund’s investments and reduce the ability of the Fund to make attractive new investments.

Ongoing events in the subprime mortgage market and other areas of the fixed income markets have caused significant dislocations, illiquidity and volatility in the leveraged loan and bond markets, as well as in the wider global financial markets. To the extent portfolio companies and other issuers of the Fund’s portfolio investments participate in or have exposure to such markets, the results of their operations could be adversely affected. In addition, to the extent that such economic and market events and conditions reoccur, this would have a further adverse impact on the availability of credit to businesses generally. Although financial markets have shown intermittent signs of improvement, global economic conditions remain tenuous, and to the extent that they do not improve, this could adversely impact the financial resources and credit quality of corporate and other borrowers in which the Fund has invested and result in the inability of such borrowers to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, the Fund could suffer a partial or total loss of their investment in such borrowers, which would, in turn, have an adverse effect on the Fund’s returns. Such economic and market events and conditions also could restrict the ability of the Fund to sell or liquidate investments at favorable times or for favorable prices (although such events and conditions would not necessarily foreclose the Fund’s ability to hold such investments until maturity). In particular, the Fund’s investment strategies rely, in part, on the stabilization or improvement of the conditions in the global economy and markets generally and credit markets specifically. Absent such a recovery, it is possible that the value of the Fund’s investments will not generate expected current proceeds or appreciate as anticipated and could suffer a loss. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances can vary significantly.

The Fund will, from time to time, be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution could cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and could adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

Risk of Investments in the Airline Industry. The Fund will, from time to time, make equity, debt or hybrid investments in companies that acquire financial and/or hard assets in the airline industry. The airline industry is cyclical and highly competitive. Airlines and related companies could be affected by political or economic instability, terrorist activities, changes in national policy, competitive pressures on certain air carriers, fuel prices and shortages, labor stoppages, insurance costs, recessions, world health issues and other political or economic events adversely affecting world or regional trading. The airline industry has been particularly affected by massive reduction in travel resulting from the COVID-19 outbreak. Additionally, the airline industry is highly sensitive to general economic trends, and any downturn in the global economy or in the relevant local economy could adversely affect results of operations and financial conditions. The airline industry is subject to significant regulation, including increasing environmental regulations that could lead to increased costs and affect profitability.

Risk of Investments in the Shipping Industry. The Fund will, from time to time, make equity, debt or hybrid investments in companies that acquire financial and/or hard assets in the shipping industry, which are subject to, among others, the following risks, which might not be insurable: (i) extensive and changing safety, environmental protection and other international, national, state and local governmental laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which a shipping company’s vessels operate, as well as the countries of such vessels’ registration, compliance with which could require ship modifications and changes in operating procedure; (ii) risks associated with non-U.S. investments and force majeure risks (for example, international sanctions, embargoes, restrictions, nationalizations, and wars or acts of piracy or terrorist attacks and severe weather and natural disasters; see “Risks—Non-U.S. Securities Risks”); (iii) labor-related risks; (iv) adverse changes in maintenance and other fixed costs and/or capital expenditure requirements; and (v) counterparty risks, including risks of adverse changes affecting chartering agreements from which a shipping company derives income. Additionally, the shipping industry and ports globally have been significantly impacted by the global decline in demand for goods accompanying the COVID-19 outbreak.

Energy-Related Investments Risk. The Fund will, from time to time, invest in debt related securities of the energy industry. Electric generation and transmission, as well as oil, natural gas, and coal storage, handling, processing and transportation, are typically regulated to varying degrees. In addition to restrictions imposed by environmental regulators, statutory and regulatory requirements include those imposed by energy, zoning, land use, safety, labor and other regulatory or political authorities. It is possible that changes to applicable regulations or regulatory practice could have adverse consequences for an investment of the Fund.

Ordinary operation or the occurrence of an accident, with respect to an energy asset, could cause major environmental damage, which could result in significant financial distress to such asset. Certain environmental laws and regulations require that an owner or operator of an energy asset address prior environmental contamination, which could involve substantial cost. As a result, certain of the Fund’s investments in the energy sector could be exposed to substantial risk of loss from environmental claims. Furthermore, changes in environmental laws or regulations or the environmental condition of an energy investment could create liabilities that did not exist at the time of the investment by the Fund and that could not have been foreseen. Community and environmental groups might protest about the development or operation of energy assets, which could induce government action to the detriment of the Fund. New and more stringent environmental or health and safety laws, regulations and permit requirements, or stricter interpretations of current laws, regulations or requirements, could impose substantial additional costs on the issuer of a portfolio investment. Some of the most onerous environmental requirements regulate air emissions of pollutants and greenhouse gases; these requirements particularly affect companies in the power and energy industry.

Additionally, the COVID-19 outbreak and the resulting slowdown in economic activity have reduced the demand for various natural resources, including oil, and has increased the price volatility of natural resources and companies within the energy industry. Companies in the energy industry have been adversely impacted by this reduced demand and by price competition among key oil producing countries.

Real Estate Investments Risk. The Fund will, from time to time, make investments for which real estate is a significant portion of the investment’s asset base or value. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of or a reduction in demand for real estate), the quality and philosophy of management, competition based on rental rates, attractiveness and location of the properties, financial condition of tenants, buyers and sellers or properties, quality of maintenance, insurance and management services and changes in operating costs. Real estate values are also affected by and sensitive to factors such as government regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing and potential liability under changing environmental and other laws.

Real estate assets generally will be subject to the risks incident to the ownership and operation of real estate and real estate-related assets and/or risks incident to the making of nonrecourse mortgage loans secured by real estate, including risks associated with both the domestic and international general economic climates; local real estate conditions; risks due to dependence on cash flow; risks and operating problems arising out of the absence of certain construction materials; changes in supply of, or demand for, competing properties in an area (as a result, for instance, of overbuilding); the financial condition of tenants, buyers and sellers of properties; changes in availability of debt financing; energy and supply shortages; changes in the tax, real estate, environmental and zoning laws and regulations; various uninsured or uninsurable risks; natural disasters; and the ability of the Fund or third-party borrowers to manage the real properties. The Fund could incur the burdens of ownership of real property, which include the paying of expenses and taxes, maintaining such property and any improvements thereon, and ultimately disposing of such property. The recent COVID-19 outbreak could have significant adverse impacts on the real estate market, including lower occupancy rates, decreased lease payments, defaults and foreclosures, among other consequences.

The Fund will invest in a real estate asset on a passive basis, giving a third-party operating partner and/or property manager a large degree of authority and responsibility for daily management of the assets and, therefore, will, in large part, be dependent on the ability of third parties to successfully operate the underlying real estate assets. There is no assurance that there will be a ready market for resale of investments because investments in real estate generally are not liquid; holding periods accordingly are difficult to predict, particularly as business plans can be revised to adapt to changing economic, business and financial conditions.

Significant expenditures associated with real estate assets, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the assets.

The insurance coverage applicable to real estate assets contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. There could be certain losses, including losses from floods and losses from earthquakes, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed to be economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to a real estate asset, the Fund could experience a significant loss and could potentially remain obligated under any recourse debt associated with the property.

Under various U.S., state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate could be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. The costs of removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. The Fund will attempt to assess such risks as part of their due diligence activities, but cannot give any assurance that such conditions do not exist or might not arise in the future. The presence of such substances on the real estate assets could adversely affect the ability to sell such investments or to borrow using such assets as collateral.

Certain loans acquired or made by the Fund could be secured by real estate. To the extent the Fund needs to foreclose on such loans, the Fund could, directly or indirectly, own such real estate and would be subject to the risks incident to the ownership and operation of real estate.

From time to time, real estate loans or participation interests therein acquired by the Fund will at the time of their acquisition be, or may become after acquisition, non-performing for a wide variety of reasons. Such non-performing real estate loans could require a substantial amount of workout negotiations and/or restructuring, which could entail, among other things, a substantial reduction in the interest rate and a substantial write down of the principal of such loans. However, even if a restructuring were successfully accomplished, a risk exists that upon maturity of such real estate loan, replacement “takeout” financing will not be available. Purchases of participations in real estate loans raise many of the same risks as investments in real estate loans and also carry risks of illiquidity and lack of control.

The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan including, without limitation, lender liability claims and defenses, even when such assertions have no basis in fact, in an effort to prolong the foreclosure action. In some jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower could have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and could result in disrupting ongoing leasing and management of the property.

Government Intervention in the Financial Markets. During the global financial crisis, the U.S. government took a number of actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. The U.S. government has taken certain similar actions during the COVID-19 outbreak. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations could take additional actions that affect the regulation of the securities or Structured Products in which the Fund invests, or the issuers of such securities or Structured Products, in ways that are unforeseeable. Borrowers under secured loans held by the Fund could seek protection under the bankruptcy laws. Legislation or regulation could also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

3.

Comment: Footnote 6 to the table in “Summary of Fund Expenses” states that the table assumes the use of leverage in an amount equal to 25% of the Fund’s Managed Assets. Please revise this footnote to indicate the amount of leverage the Fund expects to use both as a percentage of Managed Assets and as a percentage of net assets.

Response: The Fund has revised the footnote to reflect that the table assumes the use of leverage in an amount equal to 25% of the Fund’s Managed Assets (which equates to 33% of its net assets).

*        *        *

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

Cc:	Ken Young, Dechert LLP

Daniel O’Neill, KKR

Jason Carss, KKR

Noah Greenhill, KKR

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